UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No.__)*

DivX Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

255413 10 6
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

                    * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                    The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

1	.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
InsightVenture Partners V, L.P.
56-2511040
2	.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3	.	SEC Use
Only
4	.	Citizenship or Place of
		Organization			Delaware
			5	.	Sole Voting
					Power	1,701,442 shares of common stock
Number of Shares			6	.	Shared Voting
Beneficially					Power
Owned by Each			7	.	Sole Dispositive
Reporting Person					Power	1,701,442 shares of common stock
With:			8	.	Shared Dispositive
Power
Aggregate Amount Beneficially Owned by Each
9	.	Reporting Person
1,701,442 shares of common stock
Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
10	.	Instructions)
Percent of Class Represented by Amount in
11	.	Row (9)			5.1%
12	.	Type of Reporting Person (See Instructions)
PN

Page 2 of 14 pages

1	.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only).
		Insight Venture Partners (Cayman) V, L.P.
		42-1671585
2	.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)

		(b)
		SEC Use
3	.	Only
		Citizenship or Place of
4	.	Organization			Cayman Islands
Number of Shares			5	.	Sole Voting Power	515,149 shares of common stock
Beneficially			6	.	Shared Voting Power
Owned by Each			7	.	Sole Dispositive Power	515,149 shares of common stock
Reporting Person			8	.	Shared Dispositive Power
With:
9	.	Aggregate Amount Beneficially Owned by Each Reporting Person				515,149 shares of common stock

10	.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	.	Percent of Class Represented by Amount in Row (9)				1.5%
12	.	Type of Reporting Person (See Instructions)
PN

Page 3 of 14 pages

1	.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only).
		Insight Venture Partners V (Employee Co-Investors), L.P.
		42-1671585
2	.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)

		(b)
3	.	SEC Use Only
4	.	Citizenship or Place of Organization			Delaware
Number of Shares			5	.	Sole Voting Power	100,041 shares of common stock
Beneficially			6	.	Shared Voting Power
Owned by Each			7	.	Sole Dispositive Power	100,041 shares of common stock
Reporting Person			8	.	Shared Dispositive Power
With:
9	.	Aggregate Amount Beneficially Owned by Each Reporting Person				100,041 shares of common stock

10	.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	.	Percent of Class Represented by Amount in Row (9)				.3%
12	.	Type of Reporting Person (See Instructions)
PN

Page 4 of 14 pages

1	.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only).
		Insight Venture Associates V, LLC
		83-0427715
2	.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)

		(b)
3	.	SEC Use Only
4	.	Citizenship or Place of Organization			Delaware
Number of Shares			5	.	Sole Voting Power
Beneficially			6	.	Shared Voting Power	2,316,632 shares of common stock
Owned by Each			7	.	Sole Dispositive Power
Reporting Person			8	.	Shared Dispositive Power	2,316,632 shares of common stock
With:
						2,316,632 shares of common stock shares of
9	.	Aggregate Amount Beneficially Owned by Each Reporting Person				common stock

10	.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	.	Percent of Class Represented by Amount in Row (9)				6.9%

12	.	Type of Reporting Person (See Instructions)

CO

Page 5 of 14 pages

1	.	Names of Reporting Persons.
		I.R.S. Identification Nos. of above persons (entities only).
		Insight Holdings Group, LLC
		35-2158588
2	.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)

		(b)
3	.	SEC Use Only
4	.	Citizenship or Place of Organization			Delaware

Number of Shares			5	.	Sole Voting Power
Beneficially			6	.	Shared Voting Power	2,316,632 shares of common stock
Owned by Each			7	.	Sole Dispositive Power
Reporting Person			8	.	Shared Dispositive Power	2,316,632 shares of common stock
With:
9	.	Aggregate Amount Beneficially Owned by Each Reporting Person				2,316,632 shares of common stock

10	.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	.	Percent of Class Represented by Amount in Row (9)				6.9%
12	.	Type of Reporting Person (See Instructions)
CO

Page 6 of 14 pages

Item 1.
	(a)	Name of Issuer:

DivX Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
4780 Eastgate Mall
San Diego, CA 92121
Item 2.
	(a)	Name of Person Filing:

Insight Venture Partners V, L.P.
Insight Venture Partners (Cayman) V, L.P.
Insight Venture Partners V (Employee Co-Investors), L.P.
Insight Venture Associates V, LLC
Insight Holdings Group, LLC

Address of Principal Business Office or, if none, Residence:
680 Fifth Avenue, 8th Floor
New York, NY 10019
See also supplemental information relating to principal business office is included in Exhibit 2(a) attached hereto.

	(b)	Citizenship:

		Insight Venture Partners V, L.P.	: Delaware
		Insight Venture Partners (Cayman) V, L.P.	: Cayman Islands
		Insight Venture Partners V (Employee Co-Investors), L.P.	: Delaware
		Insight Venture Associates V, LLC	: Delaware
		Insight Holdings Group, LLC	: Delaware

	(c)	Title of Class of Securities (of Issuer):

Common Stock

	(d)	CUSIP/ISIN Number:

255413106

Item 3.	If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 7 of 14 pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

		Insight Venture Partners V, L.P.		:	1,701,442
		Insight Venture Partners (Cayman) V, L.P.		:	515,149
		Insight Venture Partners V (Employee Co-Investors), L.P.		:	100,041
		Insight Venture Associates V, LLC		:	2,316,632
		Insight Holdings Group, LLC		:	2,316,632

	(b)	Percent of Class:

		Insight Venture Partners V, L.P.	:	5.1 (as of December 31, 2006)
		Insight Venture Partners (Cayman) V, L.P.	:	1.5 (as of December 31, 2006)
		Insight Venture Partners V (Employee Co-Investors), L.P.	:	.3 (as of December 31, 2006)
		Insight Venture Associates V, LLC	:	6.9 (as of December 31, 2006)
		Insight Holdings Group, LLC	:	6.9 (as of December 31, 2006)

	(c)	Number of shares as to which such person has:

		(i) Sole Power to Vote:
		Insight Venture Partners V, L.P.			:	1,701,442
		Insight Venture Partners (Cayman) V, L.P.			:	515,149
		Insight Venture Partners V (Employee Co-Investors), L.P.			:	100,041
		Insight Venture Associates V, LLC			:	0
		Insight Holdings Group, LLC			:	0

		(ii) Shared Power to Vote:
		Insight Venture Partners V, L.P.			:	0
		Insight Venture Partners (Cayman) V, L.P.			:	0
		Insight Venture Partners V (Employee Co-Investors), L.P.			:	0
		Insight Venture Associates V, LLC			:	2,316,632
		Insight Holdings Group, LLC			:	2,316,632

		(iii) Sole Power to Dispose:
		Insight Venture Partners V, L.P.			:	1,701,442
		Insight Venture Partners (Cayman) V, L.P.			:	515,149
		Insight Venture Partners V (Employee Co-Investors), L.P.			:	100,041
		Insight Venture Associates V, LLC			:	0
		Insight Holdings Group, LLC			:	0

		(iv) Shared Power to Dispose:
		Insight Venture Partners V, L.P.			:	0
		Insight Venture Partners (Cayman) V, L.P.			:	0
		Insight Venture Partners V (Employee Co-Investors), L.P.			:	0
		Insight Venture Associates V, LLC			:	2,316,632
		Insight Holdings Group, LLC			:	2,316,632

Item 5.	Ownership of Five Percent or Less of a Class

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not applicable.

Page 8 of 14 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                                        Not applicable.

Item 8. Identification and Classification of Members of the Group

                                        Not applicable.

Item 9. Notice of Dissolution of Group

                                        Not applicable.

Item 10. Certification

                                        Not applicable

Page 9 of 14 pages

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

INSIGHT VENTURE PARTNERS V, L.P.

By:	Insight Venture Associates V, LLC
its general partner

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS (CAYMAN) V,
L.P.

By:	Insight Venture Associates V, LLC
its general partner

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS V (EMPLOYEE
CO-INVESTORS), L.P.

By:	Insight Venture Associates V, LLC
its general partner

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE ASSOCIATES V, LLC

By:	Insight Holding Group, LLC,
its managing member

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

Page 10 of 14 pages

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

Page 11 of 14 pages

EXHIBIT 2(a)

Item 2. Identity and Background.

                         This Statement is also being filed by Insight Venture Partners V, L.P., a Delaware limited partnership (hereinafter referred to as “VP”), Insight Venture Partners V (Employee Co-Investors), L.P., a Delaware limited partnership (hereinafter referred to as “VP Co-Investors”), Insight Venture Partners (Cayman) V, L.P., a Cayman Islands limited partnership (hereinafter referred to as “VP Cayman”, together with VP and VP Co-Investors, the “Insight Funds”), Insight Venture Associates V, LLC, a Delaware limited liability company (hereinafter referred to as “Associates”) and Insight Holdings Group, LLC, a Delaware limited liability company (hereinafter referred to as “Holdings”), each of whose principal office is located at c/o Insight Capital Partners V, L.P., 680 Fifth Avenue, 8th Floor, New York, New York 10019. Each of VP, VP Co-Investors, and VP Cayman is engaged in the venture capital business indirectly through the Insight Funds. Each of Associates and Holdings is engaged in the venture capital business indirectly through the Insight Funds.

                         Associates is the general partner of each of the Insight Funds, and as such may be deemed to be the beneficial owner of all shares held by the Insight Funds. Holdings is the managing member of Associates, and as such may be deemed to be the beneficial owner of all shares held by the Insight Funds.

Page 12 of 14 pages

EXHIBIT 2(b)

JOINT FILING AGREEMENT

               The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 14 day of February, 2007.

INSIGHT VENTURE PARTNERS V, L.P.

By:	Insight Venture Associates V, LLC
its general partner

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS (CAYMAN) V,
L.P.

By:	Insight Venture Associates V, LLC
its general partner

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS V (EMPLOYEE
CO-INVESTORS), L.P.

By:	Insight Venture Associates V, LLC
its general partner

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

Page 13 of 14 pages

SCHEDULE 13G

Issuer: Divx Inc.	CUSIP No.: 255413 10 6

INSIGHT VENTURE ASSOCIATES V, LLC

By:	Insight Holdings Group, LLC,
its managing member

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

SEC 1745 (3-98)

Page 14 of 14 pages